SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April, 2005

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

RUE OSSEGHEM 53

B-1080 BRUSSELS, BELGIUM

(Address of principal executive offices)

*	The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Delhaize Group News # 10 / April 2005

Dear Shareholder,

On March 10, we announced our fourth-quarter and full-year 2004 financials. We were very satisfied with these results which were significantly better than our expectations at the beginning of the year and above the earnings targets we discussed when we reported the third-quarter results.

Sales momentum for the year was strong at all our key banners. Adjusted for a 53rd sales week in the U.S. in 2003 and currency fluctuations, sales growth totaled 3.9% for the full year. Comparable store sales for the year increased 1.5% in the U.S. and 2.2% in Belgium.

Our focus on gross margin and expense management throughout the Company led to a significant reinforcement of our profitability. We increased our operating margin by 26 basis points to 4.6%, the highest in the last ten years, despite continued investments in price competitiveness at the banner level. Adjusted for the 53rd sales week and exchange rates, our operating profit grew by more than 15% for the year.

Earnings before goodwill and exceptionals grew on a comparable basis by 20.5% in 2004 as a result of the sales and margin growth, while comparable net earnings increased by 52.6%. Based on these strong results, the Board of Directors will propose to the Ordinary General Meeting the payment of a EUR 0.84 net dividend per share, a 12% increase compared to the 2003 dividend.

Our solid performance in 2003 and 2004 was achieved by balancing priorities with short- and long-term impact. Cost measures and portfolio optimization, free cash flow generation and deleveraging our balance sheet all generated short-term benefits. At the same time, we initiated a number of projects to guarantee the sustainable growth and differentiation of our Company in the long term, with particular attention to the unique local positioning of our banners and stronger Group synergies. This crucial balance will continue in 2005 as well.

Food Lion will build on the experiences and successes of its market renewals in Raleigh and Charlotte. In 2005, two markets, Greensboro, North Carolina, and Baltimore, Maryland, will undergo market renewals which consist of a combination of physical remodeling, associate training and new merchandising mix. In 2005, Food Lion will also continue to test and evaluate its Bloom concept, with its innovative approach to unsurpassed convenience.

In the fourth quarter, we opened our first Sweetbay Supermarket stores. The initial results are impressive. Since their launch, these stores have posted dramatic sales growth, with significant increases in sales distribution in fresh departments such as meat, seafood, produce and deli. In 2005, the rollout of Sweetbay will continue, and we expect to close the year with approximately 26 Sweetbay stores.

Building on the success of 13 conversions in 2004, 12 Food Lion stores will be converted to the Harveys banner in 2005. Hannaford will further develop its Festival strategy, with major initiatives in private label, meal solutions, bakery, specialty foods, pharmacy, organic products and wine. The European brand of quality basic products, “365,” will be extended in 2005.

Targeted fill-in acquisitions, like the addition of Victory Super Markets in 2004, continue to be a very valuable growth vehicle. On March 10, we announced the acquisition of 43 Cash Fresh stores in Belgium (see page 4 of this newsletter).

In 2005, we will maintain our rigorous approach to cost and expense management. While Food Lion and Kash n’ Karry continue to benefit from the inventory control and margin management system rolled out in 2003-2004, Delhaize Belgium will begin preparation for the rollout of this industry leading system in its operations. Other major efficiency projects, particularly at the supply chain level, continue at Food Lion.

Hannaford is developing major cost initiatives to improve the workflow of the deli department and pharmacy: the procurement of grocery and fresh products, inbound freight efficiency, and computer assisted ordering. Delhaize Belgium and Alfa-Beta will continue the rollout of smart retailing initiatives in 2005, increasing in-store efficiency by eliminating non-value-added handling.

Building on our strong 2004 results, we are confident that we can continue to make Delhaize Group an even more successful organization. Through a combination of accelerated investment, further differentiation of our banners, executional excellence and reinforcement of the synergies throughout the Group, we are confident that Delhaize Group will be able to continue to grow our sales and profits in the future.

/s/ Pierre-Olivier Beckers
Pierre-Olivier Beckers
President & CEO, Delhaize Group

Delhaize Group Results Fiscal Year 2004

	In USD	In EUR
in millions (except EPS)		2004	2003	Change
Sales	22,354.9	17,971.6	18,820.5	-4.5%
Operating profit	1,019.6	819.7	809.2	+1.3%
Operating margin	4.6%	4.6%	4.3%	—
Financial result	(410.9)	(330.3)	(358.6)	+7.9%
Exceptional result	(147.1)	(118.3)	(142.0)	+16.7%
Income taxes	(180.0)	(144.7)	(131.1)	-10.3%
Net earnings	263.0	211.5	171.3	+23.5%
Earnings before goodwill and exceptionals	509.7	409.7	386.6	+6.0%

Net EPS (in EUR)	2.84	2.28	1.86	+22.7%
EPS before goodwill and exceptionals (in EUR)	5.50	4.42	4.20	+5.3%

Net debt	3,549.1	2,605.7	3,024.6	-13.8%
Net debt to equity ratio	76.5%	76.5%	89.8%	—

For definitions and reconciliations of measures which are not defined by accounting regulations, please see the page inserted in this newsletter.

Delhaize Group News # 10 / April 2005

Sweetbay Supermarket: The Complete Makeover

Imagine making a shopping trip to your local grocer and when you enter through the front door you see it has transformed itself into a most untraditional store with free-standing meat markets, large produce sections and numerous specialty areas. Each department has been created with its own décor to give the impression of separate markets within one location. Customers are just beginning to catch the first glimpses of this exciting and new format in six of the 103 Kash n’ Karry based stores in central Florida.

In early 2004, Delhaize Group’s Kash n’ Karry banner announced its intention of recreating itself into a marketplace where food is a passion. A year of planning with much emphasis on design, marketing and consumer research brought the Tampa-based company to a concept, Sweetbay Supermarket, that is sure to tantalize the taste buds of its customer.

The atmosphere upon entering the store is not traditional by any means. Customers are not met by front-end checkout registers but by an oversized produce section termed Harvest Market. All fresh areas including the Neighborhood Deli, Bake Shop, Butcher Shop and Seafood Market are designed with an open market feel. Sweetbay carries approximately 8,000 more products than a Kash n’ Karry including vastly expanded offerings in produce, meat, seafood, deli, wine, specialty, international and frozen foods. Sweetbay borrowed many of the successful elements (design, systems, training, positioning, etc.) that are already employed by Hannaford and Delhaize Belgium.

Sweetbay will continue to offer competitive prices on everyday staples, while broadening its food selection to include new items like stalks of sugar cane, Chinese okra and batata root to name a few. Every income level should be able to shop in this exciting atmosphere, and the concept is flexible enough to fit any residential area.

Customers reacted enthusiastically to the Sweetbay concept. Their positive reaction was reflected in the early results of the Sweetbay stores. Since their opening, they have seen dramatic sales increases and important changes in their sales mix: produce and deli distribution almost doubled, meat distribution was up by a quarter, and seafood distribution tripled.

The entire transformation will be completed in the coming years with all Kash n’ Karry stores converted and some new Sweetbay stores opened along the way.

The Q4 2004 Results: Highlights

•	Adjusted for a 53rd sales week in 2003 and at identical exchange rates:

•	Sales growth: +2.6%

•	Operating margin increases by 36 bps to 4.3%

•	Earnings before goodwill and exceptionals up 21.2%

•	Net earnings increase by 53.7%

	In USD	In EUR
in millions (except EPS)	Q4 2004	Q4 2004	Q4 2003	Change
Sales	5,782.0	4,447.5	4,884.0	-8.9%
Operating profit	248.7	190.6	215.2	-11.4%
Operating margin	4.3%	4.3%	4.4%	—
Financial income / (expense)	(109.3)	(84.2)	(94.0)	+10.5%
Exceptional income / (expense)	0.1	1.8	(11.9)	N/A
Income taxes	(41.3)	(31.6)	(47.0)	-33.0%
Net earnings	85.2	66.4	62.2	+6.7%
Earnings before goodwill and exceptionals	125.0	95.8	99.7	-4.0%

Net EPS (in EUR)	0.92	0.71	0.67	+5.6%
EPS before goodwill and exceptionals (in EUR)	1.34	1.03	1.08	-4.9%

Net debt	3,549.1	2,605.7	2,759.1 *	-5.6%
Net debt to equity ratio	76.5%	76.5%	77.7%*	—

*	End of September 2004

The press release on Delhaize Group’s Q4 and FY 2004 results is available in English, French and Dutch on the Delhaize Group website, www.delhaizegroup.com, or it can be obtained from the Investor Relations Department.

Delhaize Group News # 10 / April 2005

Delhaize Group Acquires Cash Fresh in Belgium

Delhaize Group has entered into a binding agreement to acquire Cash Fresh, a profitable chain of 43 supermarkets mainly in northeastern Belgium. In fiscal year 2004, Cash Fresh posted EUR 209 million in sales. The acquisition will reinforce Delhaize’s position as the second largest Belgian food retailer by adding a market share of approximately 1.3% (source: AC Nielsen, ACV report).

Arthur Goethals, Executive Vice President and Chief Executive Officer of Delhaize Belgium, commented: “We are particularly pleased with the acquisition of Cash Fresh because of its strong geographical and strategic fit with our existing Belgian operations. Cash Fresh’s strategic positioning is very adaptable to ours, with a strong focus on quality, fresh products and neighborhood proximity.”

Cash Fresh is being acquired for a cash amount of EUR 113 million, subject to contractual adjustments, with an assumption of debt to be determined at closing. Estimated enterprise value is between 5.5 and 6 times its operating cash flow (EBITDA). An additional EUR 51 million will be paid to acquire real estate assets. The acquisition is subject to approval by the Belgian antitrust authorities. Because of the high profitability of Cash Fresh, the transaction is expected to be earnings accretive from 2005. The stores will be gradually converted to Delhaize banners.

Shareholder Information

Financial Calendar

• Reconciliation in IFRS of 2003 opening equity and 2003, 2004 and first quarter 2004 IFRS compliant income and balance sheet statements	May 4, 2005

• 2005 first quarter results	May 12, 2005

• Ordinary general meeting of shareholders	May 26, 2005

• ADR dividend record date	May 27, 2005

• Dividend for the financial year 2004 becomes payable to owners of ordinary shares	May 31, 2005

• Dividend for the financial year 2004 becomes payable to ADR holders	June 10, 2005

• 2005 second quarter results	August 11, 2005

• 2005 third quarter results	November 10, 2005

Ticker Symbol

•	Ordinary shares (Euronext Brussels): DELB

•	ADRs (NYSE): DEG (each ADR represents one Delhaize Group ordinary share).

Depositary Agent ADRs

•	The Bank of New York P.O. Box 11258 New York, NY 10286-1258 Toll-Free Ph#: +1 877 853 2191 shareowners@bankofny.com

Delhaize Group News

•	People interested in receiving the electronic version of this newsletter may fill out the subscription form at www.delhaizegroup.com/en/in_mailnews.asp

Where to Find Delhaize Group Stock Quotes

•	www.delhaizegroup.com

•	www.euronext.com

•	www.nyse.com

Contacts & Inquiries

Delhaize Group

Investor Relations

Rue Osseghemstraat 53

1080 Brussels

Belgium

Tel: +32 2 412 21 51

Fax: +32 2 412 29 76

Delhaize Group

Investor Relations

P.O. Box 1330

Salisbury, NC

28145-1330

United States

Tel: +1 704 633 8250,

        ext 3398

Fax: +1 704 645 2050

•	Information regarding Delhaize Group (including press releases, annual reports and share price) can be found on Delhaize Group’s website: www.delhaizegroup.com

•	Questions can be sent to: investor@delhaizegroup.com

Delhaize Group’s website also offers the possibility to subscribe to email alerts on various topics: agendas of the general meetings, projects of modifications of Articles of Association, special reports from the Board of Directors, publication of annual report, statutory accounts, dividend payment, number of outstanding shares and warrants, and transparency notifications.

Annex to Delhaize Group News # 10 / April 2005

•	Forward-Looking Statements

Some of the statements in this newsletter and other written and oral statements made from time to time by Delhaize Group and its representatives are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of Securities Exchange Act of 1934, as amended, and involve a number of risks and uncertainties. These statements include, but are not limited to, statements about strategic options, future strategies and the anticipated benefits of these strategies. These forward-looking statements generally can be identified as statements that include phrases such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “foresee”, “likely”, “will”, “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop or remodel stores; difficulty in integrating operations and personnel of acquired businesses and stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2003 and other periodic filings made by Delhaize Group and Delhaize America with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group and Delhaize America disclaim any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this newsletter, or to make corrections to reflect future events or developments.

•	Definitions

•	Comparable store sales: sales from the same stores, including relocations and expansions, and adjusted for calendar effects

•	Earnings before goodwill and exceptionals: net earnings plus amortization of goodwill and intangibles and exceptional items, net of taxes and minority interests

•	Earnings before goodwill and exceptionals per share: earnings before goodwill and exceptionals divided by the weighted average number of shares during the period

•	Free cash flow: cash flow before financing activities and financial investments, less dividends and directors’ share of profit and less dividends paid by subsidiaries to minority interests

•	Gross profit: sales minus cost of goods sold (excluding shipping and handling costs, and income from suppliers for in-store promotions and cooperative advertising)

•	Net debt: long-term financial liabilities, including current portion and capital leases, plus short-term financial liabilities, minus trust fundings, short-term investments (excl. treasury shares) and cash

•	Operating expenses: salaries, miscellaneous goods and services and other operating income/expense (excluding depreciation and amortization of goodwill): include shipping and handling costs and income from suppliers for in-store promotions and cooperative advertising

•	Outstanding shares: the number of shares issued by the Company, including treasury shares

•	Weighted average number of shares: number of shares outstanding at the beginning of the period less treasury shares, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighting factor

•	Non-GAAP measures

Certain non-GAAP measures are provided throughout this newsletter. We do not represent these measures as alternative measures to net earnings, or other financial measures determined in accordance with Belgian GAAP. These measures as reported by Delhaize Group might differ from similarly titled measures by other companies. We believe that these measures are important indicators of our business and are widely used by investors, analysts and other parties. A reconciliation of these measures to Belgian GAAP measures can be found below:

Earnings Reconciliation

4th Q 2004	4th Q 2003	(in millions of EUR)	2004	2003
66.4	62.2	Net earnings	211.5	171.3
		Add (subtract):
36.6	38.7	Amortization of goodwill and intangibles	147.8	156.6
(7.1)	(7.3)	Taxes and minority interests on amortization of goodwill and intangibles	(26.8)	(28.8)
(1.8)	11.9	Exceptional income / (expense)	118.3	142.0
1.7	(5.8)	Taxes and minority interests on exceptional income / (expense)	(41.1)	(54.5)

95.8	99.7	Earnings before goodwill and exceptionals	409.7	386.6

Net Debt Reconciliation

(in millions of EUR)	December 31, 2004	September 30, 2004	December 31, 2003
Long term financial debt	3,343.7	3,601.6	3,272.6
Current financial liabilities	61.9	115.2	277.8
Trust funding	(53.5)	(59.9)	(66.7)
Cash and short-term investments	(746.4)	(897.8)	(459.1)

Net debt	2,605.7	2,759.1	3,024.6
Net debt to equity ratio	76.5%	77.7%	89.8%

Identical Exchange Rates Reconciliation (unaudited)

(in millions of EUR, except per share amounts)	2004				2003	2004/2003
	At Actual Rates	Impact of Exchange Rates	At Identical Rates			At Actual Rates		At Identical Rates
Sales	17,971.6	1,289.6	19,261.2		18,820.5	-4.5%		+2.3%
Adjusted EBITDA	1,406.3	112.8	1,519.1		1,433.0	-1.9%		+6.0%
Operating profit	819.7	68.7	888.4		809.2	+1.3%		+9.8%
Net earnings	211.5	14.1	225.6		171.3	+23.5%		+31.7%
Net EPS	2.28	0.15	2.43		1.86	+22.7%		+30.9%
Earnings before goodwill and exceptionals	409.7	27.9	437.6		386.6	+6.0%		+13.2%
EPS before goodwill and exceptionals	4.42	0.30	4.72		4.20	+5.3%		+12.5%
Free cash flow	278.0	25.0	303.0		357.5	-22.2%		-15.2%

(in millions of EUR)	December 31, 2004				Dec 31, 2003	Change
Net debt	2,605.7	168.1	2,773.8		3,024.6	-13.8%		-8.3%

(in millions of EUR, except per share amounts)	4th Q 2004				4th Q 2003	2004/2003
	At Actual Rates	Impact of Exchange Rates	At Identical Rates			At Actual Rates		At Identical Rates
Sales	4,447.5	285.0	4,732.5		4,884.0	-8.9%		-3.1%
Adjusted EBITDA	337.0	24.3	361.3		375.0	-10.2%		-3.6%
Operating profit	190.6	14.3	204.9		215.2	-11.4%		-4.8%
Net earnings	66.4	5.2	71.6		62.2	+6.7%		+15.1%
Net EPS	0.71	0.06	0.77		0.67	+5.6%		+13.9%
Earnings before goodwill and exceptionals	95.8	6.2	102.0		99.7	-4.0%		+2.2%
EPS before goodwill and exceptionals	1.03	0.06	1.09		1.08	-4.9%		+1.2%
Free cash flow	(29.2)	0.3	(28.9)		87.1	N/A		N/A

Reconciliation for Additional Week in the U.S. in 2003 and Identical Exchange Rates (unaudited)

(in millions of EUR, except per share amounts)	2004	2003				2004/2003
	At Identical Rates	Actual	Impact of 53rd week in the U.S.		Adjusted for 53rd week in the U.S.	At Identical Rates		Adjusted for the 53rd week in the U.S.
Sales	19,261.2	18,820.5	-272.8		18,547.7	+2.3%		+3.9%
Adjusted EBITDA	1,519.1	1,433.0	-37.9		1,395.1	+6.0%		+8.9%
Operating profit	888.4	809.2	-37.9		771.3	+9.8%		+15.2%
Operating margin	4.6%	4.3%	-14	bps	4.2%	+31	bps	+45	bps
Net earnings	225.6	171.3	-23.4		147.9	+31.7%		+52.6%
Net EPS	2.43	1.86	-0.25		1.61	+30.9%		+51.7%
Earnings before goodwill and exceptionals	437.6	386.6	-23.4		363.2	+13.2%		+20.5%
EPS before goodwill and exceptionals	4.72	4.20	-0.26		3.94	+12.5%		+19.8%

(in millions of EUR, except per share amounts)	4th Q 2004	4th Q 2003				2004/2003
	At Identical Rates	Actual	Impact of 14th week in the U.S.		Adjusted for 14th week in the U.S.	At Identical Rates		Adjusted for the 14th week in the U.S.
Sales	4,732.5	4,884.0	-272.8		4,611.2	-3.1%		+2.6%
Adjusted EBITDA	361.3	375.0	-37.9		337.1	-3.6%		+7.2%
Operating profit	204.9	215.2	-32.1		183.1	-4.8%		+11.9%
Operating margin	4.3%	4.4%	-44	bps	4.0%	-8	bps	+36	bps
Net earnings	71.6	62.2	-15.5		46.7	+15.1%		+53.7%
Net EPS	0.77	0.67	-0.16		0.51	+13.9%		+52.1%
Earnings before goodwill and exceptionals	102.0	99.7	-15.5		84.2	+2.2%		+21.2%
EPS before goodwill and exceptionals	1.09	1.08	-0.17		0.91	+1.2%		+19.9%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date:	April 25, 2005	By:	/s/ Michael R. Waller
Michael R. Waller Executive Vice President